John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group™
11300 Tomahawk Creek Parkway, Suite 310
Leawood, KS 66211
Phone: 913.660.0778 Fax: 913.660.9157

June 30, 2016

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Sprague:

On March 31, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 163 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 164 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the Toreador Select Fund (the “Fund”) as a new portfolio series to the Trust.

We received comments from you relating to the Amendment. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. The Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

General

1.	Comment: Please provide the Tandy representation on the response letter.

Response: The Trust has provided the Tandy representation below.

2.	Comment: Please update the ticker symbols when they become available.

Response: The Trust will update the ticker symbols for the Fund in the B-Filing.

Prospectus

Fund Summary – Principal Investment Strategies

3.	Comment: Please consider adding in this section, or in the Item 9 disclosure, whether this Fund

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
June 30, 2016

focuses on large capitalization securities as the staff believes the reference to the S&P 500® Index would indicate the Fund is a large cap fund.

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: Please disclose if the Fund will invest primarily in any sub-types of equity securities such as common stocks, preferred stocks, among others.

Response:         The Trust discloses in the second paragraph that the Fund may invest in common and preferred securities as well as rights, warrants, and securities convertible into equity securities. As these may be principal investments, the Trust has not added any further disclosure.

5.
Comment:         In the sixth paragraph that discusses how the Fund determines to sell securities, please consider adding more detail (e.g., you may disclose that the Fund will sell securities that no longer fit the stock selection model).

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Risks

6.
Comment:          In the paragraph titled “Risk of Equity Securities” the last sentence discloses that price volatility is the principal risk of investing in the Fund. If this is the case, please consider breaking this risk out into its own category and re-wording the risk disclosure caption. If not, consider changing the word “the” to “a” so as to indicate it is not “the” principal risk.

Response: The Trust has revised the “the” to “a” as you have suggested.

7.	Comment: Please separately present the types of equity securities in the “Risk of Other Equity Securities” section or break this category out into sub-categories.

Response: The Trust has revised the disclosure as you have requested.

8.
Comment:        In the section titled “Investment Company Securities Risk,” the first sentence is awkward and confusing, in particular the phrase “paid by the underlying funds” as it seems the underlying fund is paying a share of fees and expenses. Please revise and make clear what the Fund will bear as a result of investments in investment company securities.

Response: The Trust has revised the disclosure as you have requested.

9.
Comment:         In the section titled “Investment Company Securities Risk,” please consider supplementing the disclosure on ETFs or make it a separate risk factor and explain what an ETF is and provide more robust risk disclosure on it.

Response: The Trust has revised the disclosure as you have requested.

10.	Comment: In the section titled “New Fund Risk,” please supplement the disclosure to explain how this type of risk may affect investors.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
June 30, 2016

Response: The Trust has revised the disclosure as you have requested.

Additional Information About Risk

11.
Comment:       In the section titled “Risk of Equity Securities,” the disclosure discusses the risk of the skill of the Adviser in evaluating, selecting and monitoring the portfolio’s assets. Please consider breaking this risk out into its own header entitled “Risks of Investment Selection and Asset Allocation.”

Response: The Trust has revised the disclosure as you have requested.

12.
Comment:        In the section titled “Investment Company Security Risk,” the 4th sentence is fairly long and uses a lot of semi-colons. Please consider some sort of formatting devise to make this easier to read.

Response: The Trust has revised the disclosure as you have requested.

13.	Comment: In the same section as noted for Comment #12, the disclosure utilizes a lot of pronouns and is confusing to read. Consider replacing “its” with “the ETF’s” or something similar.

Response: The Trust has revised the disclosure as you have requested.

Investment Adviser

14.	Comment: Please update the assets under management information to be as of a more recent date.

Response: The Trust has revised the disclosure as you have requested.

The Portfolio Managers

15.	Comment: In the paragraph discussing Mr. Blinn’s background, there are frequent changes in verb tense that make the disclosure hard to follow. Please review and revise.

Response: The Trust has revised the disclosure as you have requested.

16.
Comment:        In the paragraph discussing Mr. Blinn’s background, the sentence including the words “derivative securities” seems to contain a lot of jargon. Please review and revise to be more plain English.

Response: The Trust has revised the disclosure as you have requested.

17.
Comment:        In the paragraph discussing Mr. Blinn’s background, there is a date reference to the time frame 2000-2005. Form N-1A requires five years of business experience disclosure. As such, please add date references to the other positions held so as to provide a complete background beginning with the last five years and leading back to the references to 2000-2005.

Response: The Trust has revised the disclosure as you have requested.

18.	Comment: In the paragraph discussing Mr. Resendes’ background, please revise the disclosure to

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
June 30, 2016

make clear what his business experience is during the past five years including for the Applied Finance Group. Consider disclosing when the Applied Finance Group was founded. Also, note the time period that Mr. Resendes was an adjunct professor of finance.

Response: The Trust has revised the disclosure as you have requested.

How to Buy and Sell Shares

19.	Comment: In this section the term “Financial Intermediaries” is capitalized but has not yet been defined. Please define here or cross-reference to the definition elsewhere in the prospectus.

Response: The Trust has revised the disclosure as you have requested.

Small Account Balances

20.	Comment: The disclosure indicates that the Fund may close an account if the value is below the minimum balance after sixty days. Please disclose the tax consequences of this closure to shareholders.

Response: The Trust has revised the disclosure as you have requested.

How to Sell Shares

21.
Comment:        The last paragraph in this section describes “proper order” and elsewhere in the prospectus there are other similar terms like “good order” and “proper form.” If these terms all refer to the same thing please consistently use one term.

Response: The Trust has revised the disclosure as you have requested.

22.	Comment: In regards to Comment #21, if the term “proper form” is selected, please add a cross-reference on page 19 to page 21 where “proper form” is defined.

Response: The Trust has determined to utilize the term “Proper Form” and has added the cross-reference as you have requested.

Statement of Additional Information

Cover Page

23.	Comment: On the cover page, please include the statement about where information has been incorporated by reference.

Response: The Trust has revised the disclosure as you have requested.

Trustees and Officers of the Trust

24.	Comment: The beginning of the second paragraph in this section contains two sentences that are largely repetitive. Please consider combining them to make both points in one sentence.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
June 30, 2016

Response: The Trust has revised the disclosure as you have requested.

25.	Comment: In the third paragraph in the sentence beginning with “The Trust also has an independent Audit Committee,” please change “of” to “to.”

Response: The Trust has revised the disclosure as you have requested.

26.	Comment: In the paragraph titled “Trustee Committees,” there seems a word is missing at the end of the first sentence. Please review and revise as needed.

Response: The Trust has revised the disclosure as you have requested.

27.
Comment:       In the last sentence of the second paragraph under “Trustee Committees” there is a reference to the fiscal year ended April 30, 2016. Since this is a new Fund does this refer to the Trust’s or Fund’s fiscal year. Please review and revise as needed.

Response: The Trust has revised the disclosure as you have requested.

28.	Comment: Please update the Trustee Compensation numbers to be as of April 30, 2016.

Response: The Trust has revised the disclosure as you have requested.

29.	Comment: Please review the compensation numbers presented in the table. They do not appear to match the narrative disclosure in the paragraph prior to the table.

Response: The Trust has revised the disclosure as you have requested.

30.	Comment: The footnote to the table references 17 funds and other references are to 36 funds. Please correct.

Response: The Trust has revised the disclosure as you have requested.

Adviser and Advisory Agreements

31.	Comment: There is no punctuation following the last sentence of the first paragraph. Please correct.

Response: The Trust has revised the disclosure as you have requested.

Portfolio Managers

32.
Comment:       The third paragraph under “Portfolio Managers” seems to indicate that Mr. Blinn and Mr. Resendes own the Adviser. Item 19(a)(1) of Form N-1A requires disclosure of the control persons and the general nature of the business and history. Please add disclosure responsive to this item.

Response: The Trust has revised the disclosure as you have requested.

33.	Comment: The disclosure in this section indicates that Mr. Blinn is the founder and sole shareholder

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
June 30, 2016

of Beacon Pin, Inc. Please explain the nature of the business of Beacon Pin, Inc. Additionally, please disclose the services Beacon Pin, Inc. renders to the Adviser.

Response: The Trust has revised the disclosure as you have requested.

34.
Comment:       The disclosure indicates that the Adviser makes payments to BPI. Does it also make payments to AFG? The disclosure indicates that AFG provides research and analysis to the Adviser. Please supplementally confirm to the Staff whether the Adviser is paying AFG for those services.

Response: The Trust has revised the disclosure to clarify that AFG is paid a fee by the Adviser for research and operational support services.

35.	Comment: Please update the table on “other accounts managed” by the portfolio managers to be as of April 30, 2016.

Response: The Trust has revised the disclosure as you have requested.

Part C and Exhibits

36.	Comment: Please review and revise the Exhibits to the Part C so that any unnecessary or outdated exhibits are removed.

Response: The Trust has reviewed the Part C and has attempted to make revisions necessary to address this Comment.

37.	Comment: In regards to Item 31 of the Part C, please add the 801 number associated with Systelligence, LLC.

Response: The Trust has revised the disclosure as you have requested.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Lauren Sprague
U.S. Securities and Exchange Commission
June 30, 2016

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively